UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  UROCOR, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    91727P105
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                                 (CUSIP Number)

                   PETER A. LEIDEL, CONCORD PARTNERS II, L.P.
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              535 MADISON AVENUE, NEW YORK, NY 10022 (212) 906-7104
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 3, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                  SCHEDULE 13D

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CUSIP No. 91727P105                                            Page 2 of 4 Pages

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1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Concord Partners II, L.P.
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          I.R.S. No. 13-3421365
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2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|

          N/A
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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

          N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        824,028
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       824,028
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          824,028
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
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14        TYPE OF REPORTING PERSON*
          PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

Item 1. Security and Issuer

     This Amendment No. 1 amends the Statement on Schedule 13D with respect to the common stock (the "Common Stock") of UroCor, Inc. (the "Company"), previously filed on January 12, 1998 by the Reporting Person named therein (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 5. Interests in Securities of the Issuer

     Item 5 is amended by adding the following:

         (a) As of August 3, 1998, Concord II beneficially owns 824,028 shares of Common Stock, representing 7.9% of the Outstanding Shares.

         (c) Pursuant to its partnership agreement, on August 3, 1998, Concord II distributed 300,000 shares of Common Stock to its partners, based on a closing price of $6.75 per share. Of those shares, 62,400 were distributed to its general partner, Venture Associates II, L.P., for further distribution to its partners.


                               Page 3 of 4 Pages

                                   SIGNATURES

     The undersigned certify that, after reasonable inquiry and to the best of their respective knowledge and belief, the information set forth in the Schedule 13D/A is true, complete and correct.

                                       CONCORD PARTNERS II, LP

                                       By:  Venture Associates II, L.P.
                                              its General Partner

                                       By:  CPML Associates, Inc.
                                              its General Partner


                                       By: /s/ Peter A. Leidel
                                           -------------------------------------
                                           Name:  Peter A. Leidel
                                           Title: Attorney-in-Fact

Dated:  August 7, 1998


                               Page 4 of 4 Pages